UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D\A

CUSIP No. 40701T203	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D\A

CUSIP No. 40701T203	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D\A

CUSIP No. 40701T203	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 5 of 13

Part II to Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 29, 2017, among the stockholders party thereto and the Issuer, that appeared in the Schedule 13D filed by the Reporting Persons on October 6, 2017 (the “Initial Filing”). This Amendment No. 1 (a) updates certain information with respect to certain Reporting Persons under the Initial Filing and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.	Identity and Background.

(a)—(c) Item 2 of the Initial Filing is hereby amended as follows:

The statements under the heading Helen R. Butler are hereby deleted and replaced by the following:

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a sales associate at Wool and Willow.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced by the following:

Matthew M. Rankin. Mr. Rankin’s address is 2011 St. Andrews Road., Greensboro, North Carolina 27408. He is President and CEO at Carlisle Residential Properties.

The statements under the heading James T. Rankin are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler are hereby deleted and replaced by the following:

The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler. Ms. Rankin is the trustee of the trust. Ms. Rankin’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a sales associate at Wool and Willow.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading Clara Rankin Butler are hereby deleted and replaced by the following:

Clara Rankin Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

The statements under the heading Griffin B. Butler are hereby deleted and replaced by the following:

Griffin B. Butler. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. He is not employed.

The statements under the heading The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000 are hereby deleted and replaced by the following:

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 6 of 13

The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin are hereby deleted and replaced by the following:

The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin. Mr. Rankin is the trustee of the trust. Mr. Rankin’s address is 2011 St. Andrews Road., Greensboro, North Carolina 27408. He is President and CEO at Carlisle Residential Properties.

The statements under the heading Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin are hereby deleted and replaced by the following:

Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin. Ms. Kuipers is the trustee of the trust. Ms. Kuipers’ resident address is 11 Sargent Road, Winchester, MA 02138. She is not employed.

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

The statements under the heading Mary Marshall Rankin (by Matthew M. Rankin, as Custodian) are hereby deleted and replaced by the following:

Mary Marshall Rankin (by Matthew M. Rankin, as Custodian). Mr. Rankin’s address is 2011 St. Andrews Road., Greensboro, North Carolina 27408. He is President and CEO at Carlisle Residential Properties.

The statements under the heading William Alexander Rankin (by Matthew M. Rankin, as Custodian) are hereby deleted and replaced by the following:

William Alexander Rankin (by Matthew M. Rankin, as Custodian).. Mr. Rankin’s address is 2011 St. Andrews Road., Greensboro, North Carolina 27408. He is President and CEO at Carlisle Residential Properties.

The statements under the heading Margaret Pollard Rankin (by James T. Rankin, as Custodian) are hereby deleted and replaced by the following:

Margaret Pollard Rankin (by James T. Rankin, as Custodian). Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin are hereby deleted and replaced by the following:

Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin are hereby deleted and replaced by the following:

Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 7 of 13

The statements under the heading Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian) are hereby deleted and replaced by the following:

Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian). Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading Vested Trust for James T. Rankin, Jr. U/A/D/ December 4, 2015 are hereby deleted and replaced by the following:

Vested Trust for James T. Rankin, Jr. U/A/D/ December 4, 2015. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Vested Trust for Margaret Pollard Rankin U/A/D/ December 4, 2015 are hereby deleted and replaced by the following:

Vested Trust for Margaret Pollard Rankin U/A/D/ December 4, 2015. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Item 5.	Interest in Securities of the Issuer.

The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Initial Filing, is hereby amended as follows:

The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Matthew M. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Julia L. Rankin Kuipers, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The statements under the heading Rankin Associates I, L.P. are hereby deleted and replaced by the following:

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P. (“Rankin I”), dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 3 to the Initial Filing, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as Exhibit 4 to the Initial Filing, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 5 to the Initial Filing, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 14 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The statements under the heading Rankin Associates II, L.P. are hereby deleted and replaced by the following:

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 6 to the Initial Filing, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 7 to the Initial Filing, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 8 to the Initial Filing, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 15 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 16 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The statements under the heading Rankin Associates IV, L.P. are hereby deleted and replaced by the following:

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 9 to the Initial Filing, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 10 to the Initial Filing, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 11 to the Initial Filing, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of December 12, 2017, filed as Exhibit 17 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 14	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 15	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 16	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

Exhibit 17	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 12, 2017.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 8 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

/s/ Alfred M. Rankin, Jr.
Name: Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*

Attorney-in-Fact for Victoire G. Rankin*

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Matthew M. Rankin*

Attorney-in-Fact for James T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Chloe R. Seelbach*

Attorney-in-Fact for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Bruce T. Rankin*

Attorney-in-Fact for Martha S. Kelly*

Attorney-in-Fact for Susan Sichel*

Attorney-in-Fact for Jennifer T. Jerome*

Attorney-in-Fact for Caroline T. Ruschell*

Attorney-in-Fact for David F. Taplin*

Attorney-in-Fact for Beatrice B. Taplin*

Attorney-in-Fact for Theodore D. Taplin*

Attorney-in-Fact for Britton T. Taplin*

Attorney-in-Fact for Frank F. Taplin*

Attorney-in-Fact for Rankin Management, Inc.*

Attorney-in-Fact for Rankin Associates I, L.P.*

Attorney-in-Fact for The Trust created under the

Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*

Attorney-in-Fact for The Trust created under the

Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*

Attorney-in-Fact for The Trust created under the

Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*

Attorney-in-Fact for The Trust created under the

Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*

Attorney-in-Fact for The Trust created under the

Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 9 of 13

Attorney-in-Fact for The Trust created under the

Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*

Attorney-in-Fact for The Trust created under the

Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*

Attorney-in-Fact for The Trust created under the

Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*

Attorney-in-Fact for The Trust created under the

Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin*

Attorney-in-Fact for The Trust created under the

Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin*

Attorney-in-Fact for The Trust created under the

Agreement, dated December 29, 1989, as supplemented, amended and restated, between Clara T. (Rankin) Williams, as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*

Attorney-in-Fact for The Trust created under the

Agreement, dated December 29, 1989, as supplemented, amended and restated, between Helen P. (Rankin) Butler, as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*

Attorney-in-Fact for Corbin Rankin*

Attorney-in-Fact for Alison A. Rankin*

Attorney-in-Fact for National City Bank as agent

under the Agreement, dated July 16, 1969, with Margaret E. Taplin*

Attorney-in-Fact for Alison A. Rankin, as trustee fbo

A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

Attorney-in-Fact for Alison A. Rankin, as trustee fbo

Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*

Attorney-in-Fact for Rankin Associates II, L.P.*

Attorney-in-Fact for John C. Butler, Jr.*

Attorney-in-Fact for Clara Rankin Butler *

Attorney-in-Fact for The Trust created under the

Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin*

Attorney-in-Fact for David B. Williams*

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 10 of 13

Attorney-in-Fact for Griffin B. Butler*

Attorney-in-Fact for The Claiborne R. Rankin, Jr.

Revocable Trust dated August 25, 2000*

Attorney-in-Fact for Alison A. Rankin as Trustee

under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*

Attorney-in-Fact for Alison A. Rankin as Trustee

under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*

Attorney-in-Fact for Alison A. Rankin as Trustee

of the Alison A. Rankin Revocable Trust, dated September 11, 2000*

Attorney-in-Fact for The Trust created under the

Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin*

Attorney-in-Fact for Scott Seelbach*

Attorney-in-Fact for Margo Jamison Victoire

Williams (by Clara Rankin Williams as Custodian)*

Attorney-in-Fact for Trust created under the

Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*

Attorney-in-Fact for Trust created by the Agreement,

dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr. *

Attorney-in-Fact for Clara Rankin Butler 2002 Trust,

dated November 5, 2002 *

Attorney-in-Fact for Griffin Bedwell Butler 2002

Trust, dated November 5, 2002 *

Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Margo Jamison Victoire

Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*

Attorney-in-Fact for Helen Charles Williams 2004

Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*

Attorney-in-Fact for Helen Charles Williams (by

David B.H. Williams as Custodian of Helen Charles Williams)*

Attorney-in-Fact for Julia L. Rankin Kuipers*

Attorney-in-Fact for Trust created by the Agreement,

dated December 21, 2004 for the benefit of Julia L. Rankin*

Attorney-in-Fact for Thomas Parker Rankin*

Attorney-in-Fact for Taplin Elizabeth Seelbach (by

Scott Seelbach as Custodian under the Ohio Transfers to Minors Act)*

Attorney-in-Fact for Trust created by the Agreement,

dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*

Attorney-in-Fact for Rankin Associates IV, L.P.*

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 11 of 13

Attorney-in-Fact for Marital Trust created by the

Agreement, dated January 21, 1966, as supplemented, amended and restated, between PNC Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Trust created by the Agreement,

dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*

Attorney-in-Fact for Trust created by Agreement,

dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*

Attorney-in-Fact for Trust created by the Agreement

dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*

Attorney-in-Fact for Lynne Turman Rankin*

Attorney-in-Fact for Jacob A. Kuipers*

Attorney-in-Fact for 2012 Chloe O. Rankin Trust*

Attorney-in-Fact for 2012 Corbin K. Rankin Trust*

Attorney-in-Fact for 2012 Alison A. Rankin Trust*

Attorney-in-Fact for 2012 Helen R. Butler Trust*

Attorney-in-Fact for 2012 Clara R. Williams Trust*

Attorney-in-Fact for The David B.H. Williams Trust,

David B.H. Trustee u/a/d October 14, 2009*

Attorney-in-Fact for Mary Marshall Rankin (by

Matthew M. Rankin, as Custodian)*

Attorney-in-Fact for William Alexander Rankin (by

Matthew M. Rankin, as Custodian)*

Attorney-in-Fact for Margaret Pollard Rankin (by

James T. Rankin, as Custodian)*

Attorney-in-Fact for Trust created by the Agreement,

dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*

Attorney-in-Fact for Trust created by the Agreement,

dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*

Attorney-in-Fact for Isabelle Seelbach (by Chloe R.

Seelbach, as Custodian)*

Attorney-in-Fact for Elisabeth M. Rankin*

Attorney-in-Fact for A. Farnham Rankin*

Attorney-in-Fact for Taplin Annuity Trust #1 of

Beatrice B. Taplin dated June 18, 2011*

Attorney-in-Fact for The Beatrice B. Taplin Trust

/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Ngaio T. Lowry Trust, dated

February 26, 1998, Caroline T. Ruschell, Trustee*

Attorney-in-Fact for Caroline T. Ruschell Trust

Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee*

Attorney-in-Fact for Thomas E. Taplin Exempt

Family Trust u/a dated January 21, 1966 as amended, Beatrice Taplin, Trustee*

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 12 of 13

Attorney-in-Fact for Thomas E. Taplin Exempt

Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee*

Attorney-in-Fact for Alfred M. Rankin Jr.-Roth

IRA-Brokerage Account #******

Attorney-in-Fact for John C. Butler, Jr.-Roth

IRA-Brokerage Account #******

Attorney-in-Fact for DiAhn Taplin*

Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*

Attorney-in-Fact for BTR 2012 GST for Clara R.

Williams*

Attorney-in-Fact for BTR 2012 GST for James T.

Rankin*

Attorney-in-Fact for BTR 2012 GST for Matthew M.

Rankin*

Attorney-in-Fact for BTR 2012 GST for Thomas P.

Rankin*

Attorney-in-Fact for BTR 2012 GST for Chloe R.

Seelbach*

Attorney-in-Fact for BTR 2012 GST for Claiborne R.

Rankin, Jr.*

Attorney-in-Fact for BTR 2012 GST for Julia R.

Kuipers*

Attorney-in-Fact for BTR 2012 GST for Anne F.

Rankin*

Attorney-in-Fact for BTR 2012 GST for Elisabeth M.

Rankin*

Attorney-in-Fact for The Anne F. Rankin Trust dated

August 15, 2012*

Attorney-in-Fact for Trust created by the Agreement,

dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*

Attorney-in-Fact for Thomas P.K. Rankin, Trustee of

the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*

Attorney-in-Fact for Claiborne R. Rankin Trust for

children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*

Attorney-in-Fact for 2016 Anne F. Rankin Trust*

Attorney-in-Fact for 2016 Elisabeth M. Rankin

Trust*

Attorney-in-Fact for AMR Associates, LP*

Attorney-in-Fact for Claiborne R. Rankin Trust for

Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*

Attorney-in-Fact for Claiborne R. Rankin Trust for

Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers*

Attorney-in-Fact for Claiborne Read Rankin III (by

Claiborne R. Rankin, Jr., as Custodian)*

Attorney-in-Fact for Matilda Alan Kuipers (by Julia

R. Kuipers, as Custodian)*

Attorney-in-Fact for Vested Trust for James T.

Rankin, Jr. U/A/D/ December 4, 2015*

Attorney-in-Fact for Vested Trust for Margaret

Pollard Rankin U/A/D/ December 4, 2015*

Attorney-in-Fact for Evelyn R. Kuipers (by Julia R.

Kuipers, as Custodian)*

Attorney-in-Fact for James T. Rankin, Jr. (by James

T. Rankin, as Custodian)*

SCHEDULE 13D/A

CUSIP No. 40701T203	Page 13 of 13

Attorney-in-Fact for Thomas Wilson Seelbach (by

Chloe R. Seelbach, as Custodian)*

Attorney-in-Fact for Trust created under the

Agreement, dated January 11, 1965, as supplemented, amended, and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren*

Attorney-in-Fact for Rankin Associates V, L.P.*

Attorney-in-Fact for Rankin Associates VI, L.P.*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 13 of the Initial Filing.